

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2010

Mr. Richard E. Anthony
Chairman and Chief Executive Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901

Re: **Synovus Financial Corp.**
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Amendment Number One to Form 10-K for the year ended December 31, 2009, filed April 26, 2010
Schedule 14A, filed March 12, 2009
Amendment to Schedule 14A, filed March 12, 2009
Amendment to Schedule 14A, filed April 1, 2009
<u>**File No. 001-10312**</u>

Dear Mr. Anthony:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 5

"Actions by Federal and State Regulators"

1. We note that you make several references to memoranda of understanding and supervisory actions taken against you and "many" or "several" of your subsidiaries by both federal and state banking regulators. Please provide to us and undertake to include in future filings, a separate subsection entitled "Actions by Federal and State Regulators," disclosing the material terms of each such regulatory action and agreement.

General, page 5

2. Please provide to us and undertake to include in your future filings, revision of the first paragraph consistent with Instruction (C)(3) of Form 10-K and Rule 12b-20 of Regulation S-K and with Item 101(b) of Regulation S-K to discuss
   - the amount of revenues, profit or loss and total assets for each of your last three fiscal years;
   - deposits dropped by over $1 billion from $28.6 billion in 2008 to $27.4 billion in 2009; and
   - shareholders equity dropped by $900 million from $3.7 billion in 2008 to $2.8 billion in 2009.

2009 Strategic Highlights, page 5 and F-63

3. Please provide to us and undertake to include in your future filings, revision of this section, on page 5 and on pages F-63 and F-64, as follows:
   - revise your claim in the introduction that you undertook these actions to "capture the growth opportunities" and replace it with an explanation of the extent to which you were required to take these actions under the terms of your agreements with the Federal Reserve, the State of Georgia and other regulators;
   - revise your discussion of "aggressive management of credit issues" to disclose that you more than doubled your provision for loan losses from less than $700 million in 2008 to over $1.8 billion in 2009;
   - delete your claim of "deposit growth" during 2009 since your deposits dropped in 2009 by over $1.1 billion from $28.61 in 2009;
   - revise your claim that we have "controlled our expenses" to disclose that your foreclosure real estate expense has increased by over 2000 percent in two years from $15 million in 2007 to $354 million in 2009 and this

> expense constituted more than 29 percent of your total non-interest expense for 2009; and

- describe the business done and intended to be done by you, as required by Item 101 (c)(1) of Regulation S-K, including, any changes in the composition of your loan portfolio, policies and/or programs to prevent or minimize foreclosures, modify mortgages, any changes in the underwriting standards you use to extend credit and any changes in the number, amounts and types of loans you originate.

Risk Factors, page 19

5. Please provide to us and revise the introductory paragraph to this section consistent with Item 503(c) (which requires that you must disclose "the most significant factors that make the offering speculative or risky") and sample comment 30 to Updated Staff Legal Bulletin No.7 (which states "You must disclose all risks that you believe are material at this time."). Please delete your characterization of this section as highlighting "some of the specific risks that could affect us" and "these risks are not the only risks we face."

6. We note that you list forty one risk factors on fourteen pages. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) explicitly directs "Do not present risks that could apply to any issuer or any offering." Please review all forty one of your risk factors, delete those that do not comply with this directive or revise to explain how these risks apply to you including, but not limited to, the following:
   - issuance of additional shares (page 22);
   - issuances or sales of common stock (page 25);
   - damage to reputation (page 26);
   - policies and laws of the federal government (page 27);
   - we are heavily regulated by federal and state agencies (page 27);
   - we rely on our systems and employees (page 30);
   - we must respond to rapid technological changes (page 30);
   - fluctuations in our expenses (page 30);
   - increase in the costs of services and products (page 30); and
   - changes in accounting policies and practices (page 30).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page F- 63

7. Please provide to us and undertake to include in your future filings, an introduction with meaningful discussion and analysis relating to your business condition, financial condition and results of operations consistent with Item 303 and Release No. 33-8350 including, but not limited to, the following:

    *   revise the section entitled "Industry Overview," on page F-63," to provide analysis of specific economic conditions in your specific market area that have had a material effect on you;
    *   revise the section entitled 'Key financial Performance Indicators," on page F-64, to provide analysis of each of the indicators that you list as required by Release Number 33-6835 instead of just identifying them;
    *   revise the section entitled "Overview of 2009," on page F-64, to provide analysis of your performance and condition (for instance, approximately eighty six percent of your loans charged off in 2009 were commercial loans and most of those were construction loans) rather than simply stating figures from the financial statements; and
    *   revise the fourth paragraph of the section entitled "Overview of 2009," on page F-65, to supplement your claims of increases in average deposits to discuss the drop in deposits from 2008 to 2009 according to your December 31 balance sheets.

8. Please provide to us and undertake to include in your future filings, revision of this section in its entirety to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of the causes and effects of

    *   trends in net income; net interest income (despite the historically low interest rates charged by the federal reserve to banks); revenues; the dollar amount of loans; foreclosed real estate expense; provision for loan losses; loans charged off, non-performing assets and trends in assets despite your having received almost $1 billion from the US Treasury under Troubled Asset Relief Program;
    *   trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas;
    *   trends over the past three years in the unemployment rate in your market area (which is currently among the highest in the nation) and in median household income in your market area; and
    *   the number of failed banks in your market area (according to the

FDIC, Georgia has the highest number of failed banks since 2008 and Florida has the second highest number).

Cumulative Perpetual Preferred Stock, Page F-71

9. Please provide to us and undertake to include in your future filings, a section in disclosure relating to your receiving $967 million from the US Treasury under the Troubled Asset Relief Program including but not limited to the following:
   - the reasons for your applying to receive funds from the Treasury and how you determined the amount of funds that was necessary;
   - how you have used the TARP funds;
   - whether or not you are current in paying dividends;
   - any plans to repurchase or exchange the preferred stock and/or warrants;
   - the circumstance under which Treasury will have voting rights and the circumstances under which you are required to expand your board of directors to accommodate Treasury Department appointments to it; and
   - the circumstances under which require you to register for resale securities you have issued to the Treasury Department.

Loans, page F-85

10. Please provide to us and undertake to include in your future filings in the section entitled "Portfolio Composition", disclosure of the following information:
    - the amount and percentage of your residential real estate loans that are subprime, alt-A, no documentation or stated income; and
    - the amount and percentage of loans that are not fully secured.

Deposits, page F-101

11. Please provide to us and revise the table and the third paragraph to disclose the amount and percentage of your deposits that are brokered deposits.

Exhibits

12. Please include as exhibits to your Form 10-K the Letter Agreement and the Securities Purchase Agreement between you and the United States Department of Treasury and any amendments, as required by the Item 601(b)(4) of Regulation S-K.

* * * * * * * * * * * * *

Please respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney